FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on August 10, 2007

EXHIBIT 1

STEALTHGAS INC. ANNOUCES AGREEMENT TO ACQUIRE ONE LPG CARRIER; TAKES DELIVERY OF THREE LPG CARRIERS; RELEASES FLEET TIME CHARTER ARRANGEMENTS; AND ANNOUNCES RE-ELECTION OF ITS CHAIRMAN AND RATIFICATION OF APPOINTED AUDITORS

ATHENS, GREECE, August 10, 2007.  STEALTHGAS INC. (NASDAQ: GASS) (the “Company”), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that it has entered into an agreement to acquire its 39th LPG carrier, the M/V “Gas Premiership”, a 2001 built, 7,200 cbm Fully Pressurized (“F.P”) LPG carrier. Upon her expected delivery to the Company in February 2008, she will be deployed under a four-year time charter to an international gas trader.

VESSEL DELIVERIES:

The Company also announced that it took delivery of the M/V “Gas Evoluzione” on July 23, 2007, M/V “Gas Kalogeros” on July 27, 2007, and the M/V “Gas Sikousis” on August 3, 2007, three LPG carriers that it had previously announced its agreement to acquire, thereby expanding its current fleet to 36 vessels, with a carrying capacity of 153,929 cbm.

The M/V “Gas Evoluzione” is a 1996 built, 3,517 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its delivery, it was deployed on a time charter for 12-months to an oil major.

The M/V “Gas Kalogeros” is a 5,000 cbm Fully Pressurized (“F.P.”) new building LPG carrier which was delivered ex-yard to her original owners in March 2007 and has been delivered to the Company with an attached 10-month time charter to an oil major.

The M/V “Gas Sikousis” is a 2006 built, 3,500 cbm Fully Pressurized (“F.P.”) LPG carrier.  Upon its delivery to the Company, it was deployed under a 22-month time charter to an oil major. The charter for this vessel also includes, at charter’s option, two one-year extensions, the first to be negotiated in May 2009 upon the expiration of the initial term of the charter.

The aggregate revenue per calendar month for the above mentioned four time charters, including the M/V “Gas Premiership”, is $997,250.

TIME CHARTER ARRANGEMENTS:

STEALTHGAS INC. announced that it has extended the time charters for 3 vessels, the M/V “Catterick”, the M/V “Gas Fortune” and the M/V “Gas Prodigy each to an international gas trader as described below:

The M/V “Catterick” has extended its existing time charter for an additional 12 months, commencing in January 2008, to an international gas trader.

Both the M/V “Gas Fortune” and the M/V “Gas Prodigy” have extended their time charters for 12 months, each commencing in December 2007, and each to an international gas trader.

The aggregate revenue per calendar month for the above three time charters is $746,000

In addition, at STEALTHGAS’ annual meeting held on July 19, 2007 in Athens, Greece, Mr. Michael Jolliffe was re-elected as a non executive director of the Company for an additional three year term and was re-appointed as Chairman of the Board. At the same meeting, the appointment of Deloitte Hadjipavlou Sofianos and Cambanis S.A. Athens as auditors to the Company was ratified.

CEO Harry Vafias commented, “We are very pleased to announce the acquisition of the M/V “Gas Premiership” and the deliveries of the M/V “Gas Evoluzione”, M/V “Gas Kalogeros” and the M/V “Gas Sikousis” to our fleet. Once we have taken delivery of the “Gas Premiership” along with the two previously announced LPG carriers that will join our fleet in October 2007, our fleet will consist of 39 ships in total, thus solidifying our position as the leader in the 3,000 to 8,000 cbm segment. In line with our policy of having the majority of our fleet fixed on long term charters, I am pleased to have secured extensions for three of our existing vessels through the end of 2008 at significantly increased charter rates than those currently being earned by these vessels.

Furthermore, we are delighted to announce the re-election of Mr. Jolliffe as a non-executive director and Chairman of our Board. Mr. Jolliffe’s insight and guidance has been an integral part to STEALTHGAS’ success and we look forward to his continued contribution to our company.”

Updated Fleet Profile and Fleet Deployment:

The table below describes the Company’s fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To Company	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar (2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Marathon (3)	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon (4)	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-10
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	May-08
Lyne (5)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan (6)	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (7)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (8)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-08
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	May-08
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-08
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-08
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-08
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	-
Gas Prophet (9)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (10)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-08
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-08
Gas Fortune (11)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (12)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (13)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08
Gas Renovatio	3,313	F.P.	1997	May-07	Time Charter	Jan-08
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Mar-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy (14)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	153,929 cbm
36 VESSELS
Additional Vessels (with expected delivery date)
Gas Premiership (15)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
Gas Haralambos (16)	7,000	F.P.	Oct-07	Oct-07	Time Charter	Oct-09
Gas Sophie	3,500	F.P.	1995	Oct-07	-	-
FLEET TOTAL	171,629 cbm
39 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Cathar is currently employed under a time charter with an initial term expiring in August 2007, which has been extended to August 2008.

(3)

Gas Marathon is currently employed under a bareboat charter with an initial term expiring in October 2007. Thereafter she will be re-employed on a bareboat charter October 2009.

(4)

Gas Amazon is currently employed under a time charter with an initial term expiring in November 2007, which has been extended to November 2008.

(5)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for a an additional year.

(6)

Birgit Kosan is currently employed under a bareboat charter until October 2007. Thereafter she will be re-employed on a bareboat charter until September 2011.

(7)

Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.

(8)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(9)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(10)

Gas Shanghai is currently employed under a time charter with an initial term expiring in September 2007, which has been extended to September 2008.

(11)

Gas Fortune is currently employed under a time charter with an initial term expiring in December 2007, which has been extended to December 2008.

(12)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(13)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year period, the first one to be negotiated in May 2009 .

(14)

Gas Prodigy is currently employed under a time charter with an initial term expiring in December 2007, which has been extended to December 2008.

(15) Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

(16) Gas Haralambos will commence a two year charter upon expected delivery in October 2007 expiring in October 2009.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 36 LPG carriers with a total capacity of 153,929 cubic meters (cbm). In addition, the company has agreed to acquire one re sale newbuilding LPG carrier expected to be delivered to it in October 2007. It has also entered into agreements to acquire two additional second-hand LPG carriers with expected delivery between October 2007 and February 2008. Once these acquisitions are complete, STEALTHGAS INC.’s fleet will be composed of 39 LPG carriers with a total capacity of 171,629 cubic meters (cbm). STEALTHGAS Inc.’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: August 10, 2007                    By:            /s/ Andrew J. Simmons

 -----------------------

Andrew J. Simmons

 Chief Financial Officer